Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:



PIMCO California Municipal Income Fund II                            Withheld
                                                     Affirmative    Authority

Re-election of Deborah A. DeCotis-Class II to serve until
the annual meeting for held during the 2019 fiscal year 27,429,337   1,184,384
Re-election of James A. Jacobson*-Class II to serve
until the annual Meeting held during
the 2019 fiscal year                                     3,873           826

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, William B. Ogden, IV, Alan Rappaport, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.

*Preferred Share Trustee